January 31, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	OS Therapies Inc. Registration Statement on Form S-1 for Registration of 10,834,044 Shares of Common Stock

Ladies and Gentlemen:

On behalf of OS Therapies Inc., a Delaware corporation, we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission (the “Commission”), pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of the captioned Registration Statement on Form S-1 (the “Registration Statement”) for the registration of OS Therapies’ shares of common stock issuable upon conversion of its shares of Series A Senior Convertible Preferred Stock and the exercise of warrants to purchase shares of common stock sold in a private placement under a selling stockholders resale prospectus, and one complete copy of the exhibits listed in the Registration Statement as filed therewith.

OS Therapies wishes to bring to the Commission’s attention that the information contained in the Registration Statement follows closely the information contained in the registration statement on Form S-1 (File No. 333-283171), declared effective by the Commission on January 13, 2025. In addition to including 2024 executive compensation data, the Registration Statement primarily reflects, among other revisions, the completion of OS Therapies’ December 2024-January 2025 private placement, as disclosed in OS Therapies’ Form 8-Ks filed on December 30, 2024 and January 3 and 14, 2025.

A wire transfer in payment of the applicable registration fee has been previously sent.

Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement or the offering, please do not hesitate to contact me (tel.: (212) 451-2234) or Dakota J. Forsyth of our office (tel.: (212) 451-2247), or Paul A. Romness, the Company’s Chief Executive Officer (tel.: (703) 541-9811).

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

cc:	Mr. Paul A. Romness, MPH